# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Veradermics, Inc., CIK 0001827635
CUSIP: 922967104
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 470 James Street, New Haven, Connecticut (CT), 06513
Date of event which requires filing of this statement: 02/05/2026
Filed by CIK 0001853723
Persons authorized to receive notices and communications: Sasha Keough, c/o SR One Capital Management, LP, 929 Main Street, Suite 200, Redwood City, California (CA), 94063, (410) 800-7503

## Reporting persons
- SR One Capital Management, LLC (CIK 0001853723): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,401,868; sole dispositive power 0; shared dispositive power 2,401,868; aggregate amount beneficially owned 2,401,868 (6.4% of the class)
- SR One Capital Fund II Aggregator, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,621,121; sole dispositive power 0; shared dispositive power 1,621,121; aggregate amount beneficially owned 1,621,121 (4.3% of the class)
- SR One Capital Partners II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,621,121; sole dispositive power 0; shared dispositive power 1,621,121; aggregate amount beneficially owned 1,621,121 (4.3% of the class)
- AMZL, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 780,747; sole dispositive power 0; shared dispositive power 780,747; aggregate amount beneficially owned 780,747 (2.1% of the class)
- SR One Capital SMA Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 780,747; sole dispositive power 0; shared dispositive power 780,747; aggregate amount beneficially owned 780,747 (2.1% of the class)
- Simeon George: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,401,868; sole dispositive power 0; shared dispositive power 2,401,868; aggregate amount beneficially owned 2,401,868 (6.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: Veradermics, Inc.
Address of issuer's principal executive offices: 470 James Street, New Haven, Connecticut (CT), 06513
Comment: This statement on Schedule 13D (this "Statement") relates to the shares of common, $0.00001 par value per share ("Common Stock") of Veradermics, Inc. (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
SR One Capital Management, LLC ("SR One Capital Management"); SR One Capital Fund II Aggregator, LP ("SR One Fund II Aggregator"); SR One Capital Partners II, LP ("SR One Partners II"); AMZL, LP ("AMZL"); SR One Capital SMA Partners, LP ("SMA Partners"); and Simeon George, M.D. ("Dr. George").

SR One Fund II Aggregator is directly controlled by its general partner, SR One Partners II. AMZL is directly controlled by its general partner, SMA Partners. SR One Partners II and SMA Partners are directly controlled by their general partners, SR One Capital Management, and Dr. George controls SR One Capital Management. Accordingly, each of SR One Capital Management and Dr. George may be deemed to have voting and dispositive power with respect to the SR One Fund II Aggregator Shares and the AMZL Shares (each as defined below).

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons." SR One Fund II Aggregator and AMZL are referred to collectively as the "Funds."
Residence or business address: The address of each Reporting Person for purposes of this filing is c/o SR One Capital Management, LP, 929 Main Street, Suite 200, Redwood City, CA 94063.
Present principal occupation or employment: The principal business of the Funds is to invest in and assist growth-oriented businesses. The principal business of SR One Partners II is to act as the sole general partner of SR One Fund II Aggregator. The principal business of SMA Partners is to act as the general partner of AMZL. The principal business of SR One Capital Management is to act as the sole general partner of SR One Partners II, SMA Partners and a number of affiliated partnerships with similar businesses. The principal business of Dr. George is to manage SR One Capital Management.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: SR One Fund II Aggregator, SR One Partners II, AMZL, and SMA Partners are limited partnerships organized under the laws of the State of Delaware. SR One Capital Management is a limited liability company organized under the laws of the State of Delaware. Dr. George is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On January 30, 2026, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the "SEC") by the Issuer (File No. 333-292657) in connection with its initial public offering of 17,339,294 shares of Common Stock of the Issuer (the "IPO") was declared effective (inclusive of 2,261,647 shares based on the underwriters exercising their option to purchase additional shares in full). The closing of the IPO took place on February 5, 2026 (the "Closing"), and in connection with the Closing, SR One Fund II Aggregator purchased 450,000 shares of the Issuer's Common Stock at the IPO price of $17.00 per share.

Prior to the Closing, SR One Fund II Aggregator purchased from the Issuer in a series of private transactions 11,789,672 shares of Series C Convertible Preferred Stock (the "SR One Fund II Aggregator Series C Preferred Stock") for an aggregate purchase price of $14,999,999.69. Immediately prior to the Closing, the SR One Fund II Aggregator Series C Preferred Stock automatically converted into 1,171,121 shares of Common Stock of the Issuer on a 10.067-for-1 basis. SR One Fund II Aggregator now holds a total of 1,621,121 shares of Common Stock (the "SR One Fund II Aggregator Shares").

The working capital of SR One Fund II Aggregator is the source of the funds for the purchase of the SR One Fund II Aggregator Shares. No part of the purchase price of the SR One Fund II Aggregator Shares is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the SR One Fund II Aggregator Shares.

Prior to the Closing, AMZL purchased from the Issuer in a series of private transactions 7,859,781 shares of Series C Convertible Preferred Stock (the "AMZL Series C Preferred Stock") for an aggregate purchase price of $9,999,999.37. Immediately prior to the Closing, the AMZL Series C Preferred Stock automatically converted into 780,747 shares of Common Stock of the Issuer on a 10.067-for-1 basis. AMZL now holds a total of 780,747 shares of Common Stock (the "AMZL Shares").

The working capital of AMZL is the source of the funds for the purchase of the AMZL Shares. No part of the purchase price of the AMZL Shares is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the AMZL Shares.

Collectively, the Funds now hold a total of 2,401,868 shares of the Issuer's Common Stock (the "Fund Shares").

## Item 4. Purpose of Transaction
Purpose of transaction:
The Funds acquired their respective shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Funds and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
SR One Fund II Aggregator is the record owner of the SR One Fund II Aggregator Shares. As the general partner of SR One Fund II Aggregator, SR One Partners II may be deemed to beneficially own the SR One Fund II Aggregator Shares. As the general partner of SR One Partners II, SR One Capital Management may be deemed to beneficially own the SR One Fund II Aggregator Shares. As the managing member of SR One Capital Management, Dr. George may be deemed to beneficially own the SR One Fund II Aggregator Shares.

AMZL is the record owner of the AMZL Shares. As the general partner of AMZL, SMA Partners may be deemed to beneficially own the AMZL Shares. As the general partner of SMA Partners, SR One Capital Management may be deemed to beneficially own the AMZL Shares. As the managing member of SR One Capital Management, Dr. George may be deemed to beneficially own the AMZL Shares.

Each Reporting Person disclaims beneficial ownership of the Fund Shares other than those shares which such person owns of record.

The percentage of outstanding shares of Common Stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on 37,338,731 shares of Common Stock reported by the Issuer to be outstanding as of February 5, 2026 (including underwriters exercise of their option to purchase additional shares in full) as reported in the Issuer's prospectus dated February 3, 2026 filed with the SEC on February 4, 2026 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the "Securities Act").
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in shares of Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On October 14, 2025, each Fund and certain other stockholders of the Issuer entered into a Third Amended and Restated Investors' Rights Agreement (the "Investors' Rights Agreement") with the Issuer. The Investors' Rights Agreement grants the parties thereto, including the Funds, certain registration rights in respect of registrable securities. The registration of shares of the Issuer's Common Stock pursuant to the exercise of these registration rights will enable the holders thereof to sell such shares without restriction under the Securities Act when the applicable registration statement is declared effective. Under the Investors' Rights Agreement, the Issuer will pay all expenses relating to such registrations, including the reasonable fees of one counsel for the participating holders, and the holders will pay all underwriting discounts, selling commissions and stock transfer taxes relating to the sale of their shares. The Investors' Rights Agreement also includes customary indemnification and procedural terms. These registration rights will expire on the earlier of (i) such time after the IPO as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such holder's shares without limitation during a three-month period without registration and (ii) the fifth anniversary of the consummation of the IPO.

The Investors' Rights Agreement provides that at any time beginning 180 days after the effective date of the registration statement of the IPO, the holders of at least 35% of the registrable securities then outstanding may request that the Issuer file a registration statement on Form S-1 with respect to a majority of the registrable securities then outstanding, if the aggregate offering price of the registrable securities requested to be registered would exceed $20 million. Once the Issuer is eligible to use a registration statement on Form S-3, the holders of not less than 20% of the registrable shares then outstanding may request that the Issuer file a registration statement on Form S-3 with respect to such holders' registrable securities then outstanding, if the aggregate offering price of the registrable securities requested to be registered would exceed $1 million.

Further, the Investors' Rights Agreement provides that whenever the Issuer proposes to file a registration statement under the Securities Act, either for its own account or for the account of other security holders and other than with respect to certain excluded registrations, the stockholders party to the Investors' Rights Agreement will be entitled to certain "piggyback" registration rights allowing them to include their registrable securities in such registration, subject to certain marketing and other limitations.

In addition, each Fund entered into a lock-up agreement in connection with the IPO whereby each Fund has agreed, subject to certain exceptions, that without the prior written consent of Jeffries LLC, Leerink Partners LLC, Citigroup Global Markets Inc. and Cantor Fitzgerald & Co. on behalf of the underwriters, that for a period of 180 days after February 3, 2026, it will not, and will not publicly disclose an intention to, (1) sell, offer to sell, contract to sell or lend, effect any short sale or establish or increase any "put equivalent position" within the meaning of Rule 16a-l(h) under the Exchange Act, pledge, hypothecate or grant any security interest in, or in any other way transfer or dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock currently or hereafter owned either of record or beneficially, (2) enter into any swap, hedge or similar arrangement that transfers, in whole or in part, the economic risk of ownership of shares of Common Stock, options or warrants to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock, regardless of whether any such transaction is to be settled in securities, in cash or otherwise or (3) make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any shares of Common Stock, options or warrants to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common stock, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement regarding filing of joint Schedule 13D
Exhibit 2 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

## Signatures
- SR One Capital Management, LLC: /s/ Sasha Keough, Sasha Keough, as attorney in fact for Simeon George, M.D., Managing Member (02/11/2026)
- SR One Capital Fund II Aggregator, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (02/11/2026)
- SR One Capital Partners II, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (02/11/2026)
- AMZL, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (02/11/2026)
- SR One Capital SMA Partners, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (02/11/2026)
- Simeon George: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D. (02/11/2026)
Comment: This Statement was executed by Sasha Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.